[Venerable letterhead]

J. Neil McMurdie
860-944-4114
E-mail: neil.mcmurdie@venerable.com

November 20, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Withdrawal of an Application for an Order of Exemption Pursuant to Section 6(c) of the Investment Company Act of 1940; File Number 803-00266.

Ladies and Gentlemen:

Venerable Insurance and Annuity Company, its Separate Account EQ, and Directed Services LLC hereby request withdrawal, effective immediately, of the above-referenced Application (the “Application”), which was  accepted via EDGAR on October 31, 2023, (Accession Number: 0000923495-23-000093).

The Application was mistakenly filed using an incorrect “IA” filing designation and as a consequence received the above-referenced “803” File Number instead of a correct “812”File Number. Earlier this afternoon we filed a new replacement Application for an Order of Exemption Pursuant to Section 6(c) of the Investment Company Act of 1940 using the correct “IC” filing designation, which was accepted and received an 812-15524 File Number.

We apologize for any confusion or inconvenience that the error in using the incorrect filing designation may have caused and express appreciation for Ms. Jill Ehrlich bringing this error to our attention.

Sincerely,

/s/ J. Neil McMurdie
J. Neil McMurdie

cc:	Lisa Reid Ragen, Esq. Jill Ehrlich, Esq. Thomas E. Bisset, Esq. Timothy Graves, Esq. Ron Tanner, Esq. Jay Lemoncelli, Esq.